Filed by Starry Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: March 4, 2022

Starry.com

Founding Stories Part IV: From Small Antennas to Big Antennas, the Technological Innovation That Drove Starry

March 4, 2022

“We were surprised by how bad some of the service producing hardware and software was out there that consumers were using, in many cases provided to them by the incumbent ISPs. We were convinced there was an opportunity to improve what we saw.” -JL

Delivering live television over the internet is pretty common in 2022. Back in 2012, not so much.

But that’s exactly what Aereo, the OTT streaming company from the team that later founded Starry, did, altering the broadcast TV landscape in ways that are still felt to this day. The idea of an individual, centralized over-the-air antenna paired with a DVR in the cloud that you could use to watch and record your favorite broadcast television shows anytime on any device was pioneered by Aereo.

Before its history-making appearance at the U.S. Supreme Court, Aereo had amassed a customer base numbering in the hundreds of thousands, while operating in 12 major US markets. The company’s phenomenal growth could be directly attributed to its technological innovation, which was driven by a dedicated team of engineers who were committed to fundamentally transforming how people consume television by creating a competitive alternative to the expensive cable bundle.

Technological innovation—in service to the customer experience—is the throughline between Aereo and Starry. And Joe Lipowski, co-Founder and Chief Technology Officer (CTO) for both companies, was and remains at the forefront of that groundbreaking innovation today.

Before Aereo, Lipowski served as Senior Vice President of Engineering at LoJack Corporation, where he led the engineering team to develop products and operate services for the stolen vehicle recovery and persons at-risk markets. Through a serendipitous alignment of the stars, Lipowski was introduced to future partner and Starry CEO Chet Kanojia through Amish Jani, founder and principal of FirstMark Capital. (On October 7, 2021, Starry announced that it will become a public company through a business combination with FirstMark Horizon Acquisition Corp. (NYSE: FMAC)).

Joe and Chet shared the same vision for what streaming TV could (and eventually would) become, and the same appetite for disrupting stagnant industries. In short order, Aereo upended the broadcast TV landscape and drew the ire of the major television broadcast companies in the process. Despite its success, the U.S. Supreme Court, overturning both District Court and Appeals Court decisions, ruled against Aereo, citing breach of copyright laws, which effectively forced the company to shut down its operations in November 2014. As painful as the end was for the Aereo team, the experience of delivering live television over the internet proved itself useful in setting the stage for the next, more ambitious act, according to Lipowski.

“We learned a lot about what consumers need for home internet, particularly for streaming and handling video,” Lipowski said of the lessons taken from Aereo when developing Starry. “We also learned a lot about what deficiencies were present in contemporary ISPs and what it means to provide good service to people.”

Poor internet service had plagued Aereo customers across the board. Providing live broadcast television requires a near continuous connection, something too many customers just didn’t get from their ISP.

“We were surprised by how bad some of the service producing hardware and software was out there that consumers were using, in many cases provided to them by the big incumbent ISPs,” Lipowski said. He noted that outdated home WiFi equipment was often the culprit of poor customer experiences. “We were convinced there was an opportunity to improve what we saw.”

But delivering home internet service is extremely cost prohibitive, especially for new entrants into the market. Laying fiber is an incredibly expensive and time-consuming endeavor (just ask anyone who has tried) and without a legacy cable or phone operation already in place, the economics are largely infeasible. Solving for this problem would require a lot of innovation and technical expertise, something Lipowski and the Aereo team were well-versed in.

In building the foundational blocks of the network, the decision was made to utilize licensed millimeter wave spectrum to deliver the last mile of broadband connectivity to the home. The advantages to pursuing this path were clear: there would be significant time and cost savings by not digging up streets and sidewalks to lay a wire to every home and, if they got the engineering right, the bandwidth they could deliver across millimeter wave spectrum would be equal to or possibly exceed that of fiber, Lipowski said.

Years of intense research, testing and development went into validating these bands and Starry’s technology approach. Those efforts would culminate in the development of what is now Starry’s second generation base station: Starry Titan. Starry Titan typically is affixed atop a vertical asset site (tower or a rooftop) and backhauled by fiber. Titan transmits within approximately a one-mile radius, multi-gigabit connectivity to Starry receivers that sit on rooftops of apartment buildings and homes, which in turn provide service to the households beneath it.

Today, Starry’s network of Titans covers more than 5.3 million households across six cities and continues to grow. While Starry’s technological approach today may sound obvious, it wasn’t always so, said Lipowski. While millimeter waves have great potential for providing bandwidth, the bands also have inherent limitations, which were not trivial to solve.

“At such a high frequency, millimeter waves don’t propagate well,” Lipowski said. “For example, we learned early on in our development process that millimeter waves couldn’t typically go through modern (low-E) glass. So, we built our first unit to go underneath the window sill with two parts; one part inside the home side that had the modem, and one part outside with an antenna that autonomously aimed itself to find the best signal.”

Though this method of delivery worked well for higher floors in an apartment building, the team quickly found out that the lower floors or a single-story structure would have trouble receiving their signals from nearby base stations due to potential obstructions.

“So we very quickly pivoted and realized we could build a unit that would go on top of the building, receive the signal and share the bandwidth across multiple apartments,” said Lipowski, whose team was tasked with figuring out this new technical challenge. Instead of a series of individual antennas, there would be one compact-sized, centrally located transreceiver, called the Starry Trident, that would service the entire building. Lipowski’s team would also develop an even smaller transceiver, the shoebox-sized Starry Comet, to serve small buildings and single-family homes, which debuted in multiple markets in 2021.

“The question then is how do you learn to distribute the signal to multiple apartments in the building,” Lipowski said. “We began studying a technology called G.hn. We had become exposed to G.hn during our quest for ubiquitous indoor coverage using two or more WiFi APs, with the need for a persistent connection between the APs. We found it to be a great technology that we could use to provide high-speed connectivity to all different apartment types, using essentially any existing wiring type, saving the cost and time of having to rewire an entire building.”

Not having to rewire buildings was a key breakthrough. Starry’s ability to utilize a building’s existing wiring, including old twisted pair wiring, was innovative and critically important from cost and deployment efficiency standpoint, and important for building owners who may not welcome the disruption and cost associated with installing new building wiring. The ability to use every type of wiring gave the company flexibility and an advantage to move and build quickly.

The innovative problem solving continued inside the home, with the design of Starry’s first generation in-home router, the Starry Station. According to Lipowski, a key learning from the Aereo experience was that the level of consumer frustration associated with home WiFi was high. Customers often didn’t know if their devices were connected or how much bandwidth they were receiving. The experience with incumbent internet providers was completely opaque. And so, the team determined that adding a visual display to the router itself, and creating a unique design around the router form factor, would improve the customer experience by giving subscribers a real time view into how their home wifi was performing and what devices were connected. This level of transparency and information was radical at the time.

It also served another purpose. “We wanted people to actually see the router and make it a part of their homes, because if you could see the router rather than sticking it in a closet or hiding it in a cabinet somewhere, then the antennas would have a much more prominent place in the room with signals propagating more effectively, and therefore delivering better service,” Lipowski said.

And better service is what Starry Internet is all about. From the beginning, the commitment to constantly improving the customer experience—from sign-up and installation to in-home performance and customer care—has served as the driving force behind Starry’s technological innovations, and continues to act as the company’s north star across all departments.

“The one thing about Starry, no matter where you work in the organization you fundamentally come in every day and know you’re here for one reason and one reason only: to serve the customer,” Lipowski said.

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Group Holdings, Inc., (formerly known as Starry Holdings, Inc., “Starry Group Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021, January 14, 2022, February 4, 2022 and February 9, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Group Holdings, referred to as a proxy statement/prospectus. The Form S-4 has been declared effective by the SEC and the definitive proxy statement/prospectus has been sent to all FirstMark stockholders. Additionally, Starry Group Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Group Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the definitive proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Group Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Group Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the definitive proxy statement/prospectus filed by Starry Group Holdings and other documents filed by FirstMark or Starry Group Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Group Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communications, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Group Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Group Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Starry Group Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Group Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Group Holdings or FirstMark gives any assurance that Starry, Starry Group Holdings or FirstMark will achieve its expectations. None of Starry, Starry Group Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors for Starry and Starry Group Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com